[Logo] L Z G I n t e r n a t I o n a l , I n c .

June 21, 2010

Via EDGAR

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:

LZG International, Inc.

Registration Statement on Form 10

Filed May 26, 2010

File No. 000-53994

Dear Mr. Spirgel,

This letter is in response to your comment letter dated June 16, 2010 regarding the above identified registration statement on Form 10 of LZG International, Inc. (the “Company”).  The Company is filing this response letter and Amendment No. 1 to the Form 10 via EDGAR.

We have restated your comments and each comment is followed by the Company’s response.

Business, page 3

1.

In the second full paragraph on page 4, you state that you will conduct as “extensive a due diligence review of potential targets as possible . . .” Later on page 5, you state that your “limited funds and lack of full time management will make it impracticable to conduct a complete and exhaustive investigation and any analysis” of potential acquisition or merger targets.  In light of your lack of resources and management capacity, please describe how you plan to fund the investigation and analysis of potential target companies or businesses.

Response:  We have expanded the discussion to explain that we expect to rely upon advances and/or loans from affiliates or pay for services with our securities to cover the costs related to the analysis of a potential target company.  See the penultimate paragraph on page 5.

2.

On page 5, you state that “substantial fees are often paid in connection with the completion of all types of acquisitions” and that certain of these fees may be paid to management or principal stockholders.  Please disclose what if any procedure or policies you have adopted for the review, approval or ratification of transactions with related parties or affiliates.

Response:  We have expanded our disclosures to state that we have not adopted any procedure or policies for the review, approval or ratification of transactions with related parties or affiliates.  See the last sentence of the first paragraph on page 6.

____________________________________________________________________________________

455 East 400 South Suite #5, Salt Lake City, UT 84111

Directors and Executive Officers, page 14

3.

Please list Mr. Popp’s current position(s) with Wings & Things, Inc.

Response:  We have listed Mr. Popp’s current position as President of Wings & Things, Inc.   See the second paragraph on page 15.

4.

Please disclose the principle business of Wings & Things, Inc.

Response: We have disclosed that Wings & Things, Inc. is a blank check company.  See the second paragraph on page 15.

Indemnification of Directors and Officers, page 17

5.

We note that you issued 158,310 shares in June 2008 to partially settle a judgment against the company from January 2002.  Please disclose what, if any, outstanding obligations you have related to this judgment.

Response:  We no longer have any outstanding obligations related to this judgment because the parties agreed that the issuance of the common stock satisfied the judgment.

Note 1 – Condensed Financial Statements, page 22

6.

In the second full paragraph, you suggest that your financial statements be read in conjunction with your financial statements for the year ended May 31, 2009 as reported in Form 10-K.  Based on our review of your public filings, you did not file an annual report on Form 10-K for the year ended may 31, 2009.  Please revise this disclosure to reflect that you have not previously filed periodic reports pursuant to the Exchange Act.

Response:  Note 1 to the February 28, 2010 condensed financial statements has been corrected to state that the financial statements should be read in conjunction with the financial statements reported in the Form 10 filed May 26, 2010.  See Note 1 on page 22.

* * *  * * *

In connection with our response to your comments, the Company acknowledges that:

*

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

*

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that this response to your comment letter adequately addresses your concerns.  If you have further questions or comments, please contact the Company’s counsel, Cindy Shy, at (435) 674-1282 or fax (435) 673-2127.

Sincerely,

/s/ Greg L. Popp

Greg L. Popp

President